UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTERNET INITIATIVE JAPAN INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

J24210-10-6

(CUSIP Number)

Norio Wada

Nippon Telegraph and Telephone Corporation

2-3-1 Otemachi

Chiyoda-ku, Tokyo 100-8116, Japan Tel: +81-3-5205-5481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert W. Mullen, Jr.

Milbank, Tweed, Hadley & McCloy LLP

1 Chase Manhattan Plaza

New York, New York 10005

212-530-5150

December 15, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

NIPPON TELEGRAPH AND TELEPHONE CORPORATION (No I.R.S. Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-50,475-
8 SHARED VOTING POWER

-10,200*-
9 SOLE DISPOSITIVE POWER

-50,475-
10 SHARED DISPOSITIVE POWER

-10,200*-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,675 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.7%
14	TYPE OF REPORTING PERSON

CO

*	Solely in its capacity as the sole and direct stockholder of NTT Communications Corporation.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

NTT COMMUNICATIONS CORPORATION (No I.R.S. Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUND

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

-10,200-
8 SHARED VOTING POWER

-0-
9 SOLE DISPOSITIVE POWER

-10,200-
10 SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,200 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 (the “First Amendment”) amends the initial Schedule 13D (the “Schedule 13D”) filed on Septemer 25, 2003, with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the shares of common stock, par value JPY 50,000 per share (the “Common Shares”), of Internet Initiative Japan Inc. (the “Company”). Capitalized terms used but not otherwise defined in this First Amendment have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION.

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith.

On December 15, 2006, the Subscription Agreement was amended (“Amendment to Subscription Agreement”) to eliminate the Reporting Persons’ preemptive right to purchase a pro rata share of new issues of securities by the Company. The Amendment to Subscription Agreement is included as Exhibit 3 hereto and is incorporated herein by reference. Any description of the Subscription Agreement or the Amendment to Subscription Agreement contained herein is qualified in its entirety by reference to Exhibits 1 and 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The description contained herein supplements Item 5 in the Schedule 13D and should be read in conjunction therewith.

Subsequent to the acquisition of shares by the Reporting Persons reported in the Schedule 13D, the Company (1) declared a 5-for-1 stock split which had the effect of increasing the number of Common Shares held by the Reporting Persons and (2) issued new Common Shares which were not subscribed for by the Reporting Persons and which had the effect of decreasing the Reporting Persons’ percentage ownership of the Company. The cover pages of this First Amendment set forth the number of Common Shares of the Company owned by the Reporting Persons and the Reporting Persons’ percentage ownership of the Company adjusted to reflect the stock split and new issue of Common Shares. Such information is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description contained herein supplements Item 6 in the Schedule 13D and should be read in conjunction therewith.

The information set forth under Item 4 of this First Amendment and in Exhibit 3 attached hereto is incorporated herein by reference.

To the knowledge of the Reporting Persons there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Description.
1.*	Subscription Agreement (English translation), dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

2.*	Joint Filing Agreement, dated September 25, 2003, by and between Nippon Telegraph and Telephone Corporation and NTT Communications Corporation.

3.	Amendment to Subscription Agreement, dated December 15, 2006, to the Subscription Agreement, dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ Norio Wada
Name:	Norio Wada
Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006

NTT COMMUNICATIONS CORPORATION

By:	/s/ Hiromi Wasai
Name:	Hiromi Wasai
Title:	President

EXHIBIT INDEX

1.*	Subscription Agreement (English translation), dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

2.*	Joint Filing Agreement, dated September 25, 2003, by and between Nippon Telegraph and Telephone Corporation and NTT Communications Corporation.

3.	Amendment to Subscription Agreement, dated December 15, 2006, to the Subscription Agreement, dated September 16, 2003, by and between Nippon Telegraph and Telephone Corporation and Internet Initiative Japan Inc.

*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on September 25, 2003.

Exhibit 3

Amendment to Subscription Agreement

Nippon Telegraph and Telephone Corporation (“NTT”) and Internet Initiative Japan Inc. (“IIJ”) hereby amend as follows the Subscription Agreement (“Original Agreement”) concluded between NTT and IIJ on September 16, 2003.

1. Article 14 (Anti-Dilution Clause) of the Original Agreement is deleted in its entirety.

2. The following text is hereby added to the Original Agreement as the new Article 14.

Article 14: Issuance of Additional Shares, etc.

When IIJ is to adopt a board of directors resolution authorizing the new issuance of shares, stock acquisition rights, warrants and other securities or instruments convertible into or exchangeable with shares of IIJ (hereinafter collectively referred to as “Additional Shares”), IIJ shall notify NTT in advance of the content of such resolution (the number of Additional Shares, etc., to be issued, the issue price and other material matters); provided, however, that the term “Additional Shares” as used herein does not include both (i) incentive stock options and warrants that have heretofore been granted, and incentive stock acquisition rights that may hereafter be granted, by IIJ to its directors, officers or employees or any third parties or shares that may be issued by IIJ upon exercise of such stock options, warrants and stock acquisition rights; and (ii) shares that may be issued by IIJ upon conversion of the convertible bonds.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate, so that each can retain one executed copy hereof.

December 15, 2006

NTT:	Nippon Telegraph and Telephone Corporation

2-3-1 Otemachi, Chiyoda-ku, Tokyo

Norio Wada, President

IIJ:	Internet Initiative Japan Inc.

1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo

Koichi Suzuki, President